Mail Stop 4561

September 22, 2005

John Stillo
Chief Financial Officer
Toyota Motor Credit Corporation
19001 S. Western Avenue
Torrance, California 90509

RE:	Toyota Motor Credit Corporation
Form 10-K for Fiscal Year Ended March 31, 2005
Filed June 21, 2005
File No. 1-09961

Dear Mr. Stillo,

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis
Derivative Instruments, page 37

1. Your table on page 39 indicates that the only derivative instruments for which you apply hedge accounting under SFAS 133 are pay-float swaps. Please advise us as follows with respect to these derivatives:

* Describe the terms of both the hedging instrument and the hedged item;

* Describe the specific documented risk being hedged;

* Disclose the hedging classification for each derivative instrument;
and

* Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

2. We note your disclosure on page 38 that you de-designate derivative instruments in qualifying hedging relationships in an attempt to offset fair value fluctuations in economic hedges (i.e. non-hedge accounting derivatives.) Please advise us and revise future filings as follows:

* Explain the extent to which you have utilized this strategy during the periods presented and quantify the impact it has had on your results of operations;

* Clarify that although you may reduce volatility by combining the changes in fair value of de-designated derivatives with those of economic hedges, you may also increase volatility as a result of discontinuing hedge accounting for the original hedging relationship;
and

* Explain whether you expect this strategy to have a material favorable or unfavorable impact on future results of operations.

Consolidated Statement of Cash Flows, page 70

3. Please tell us how you considered the guidance in paragraph 9 of
SFAS 102 in determining the appropriate classification of cash flows related to the acquisition and sale of finance receivables.

4. Please tell us why the amounts you report in your Statement of Cash Flows as "proceeds from sale of finance receivables" do not agree with the amounts you disclose on page 85 as "proceeds from new securitizations, net of purchased and retained securities." It is our understanding that the proceeds received from the transfer of assets are reduced by any interests retained. Please provide us with an example that shows the actual cash inflows and outflows from a securitization transaction in which you purchase or retain securities.





Note 2 - Summary of Significant Accounting Policies
Retail Receivables and Dealer Financing, page 73

5. We note your disclosure that retail receivables are reported at their outstanding balance, including accrued interest and incremental direct costs, net of unearned income. Please tell us how you applied the guidance in paragraph 8 of SOP 01-6 to the retail receivables that you securitized in fiscal years 2003 and 2004. In addition, given your history of securitizing retail receivables, tell us how you considered whether all or a portion of your retail receivables should be reported as held for sale as of March 31, 2005.

Note 7 - Sale of Receivables, page 85

6. Please revise future filings to disclose the following for all material servicing assets and servicing liabilities in accordance with paragraph 17(e) of SFAS 140:

* the amounts of servicing assets or liabilities recognized and amortized during the period;

* the fair value of recognized servicing assets and liabilities for which it is practicable to estimate that value and the method and significant assumptions used to estimate the fair value;

* the risk characteristics of the underlying financial assets used to stratify recognized servicing assets for purposes of measuring impairment in accordance with paragraph 63 of SFAS 140; and

* the activity in any valuation allowance for impairment of recognized servicing assets-including beginning and ending balances, aggregate additions charged and reductions credited to operations, and aggregate direct write-downs charged against the allowances-for each period for which results of operations are presented.

7. In future filings, please revise to disclose the key assumptions used in subsequently measuring the fair value of your retained interests (including, at a minimum, quantitative information about discount rates, expected prepayments including the expected weighted-average life of prepayable financial assets, and anticipated credit losses, including expected static pool losses). Refer to paragraph
17(g) of SFAS 140.




Note 9 - Debt, page 90

8. We note your disclosure in footnote 1 to the table on page 90 that the carrying value adjustment is comprised of fair market value changes and foreign currency transaction adjustments to debt in hedge accounting and non-hedge accounting relationships. Please tell us why you would make adjustments to the carrying value of debt instruments in hedging relationships that do not meet the requirements of SFAS 133 (i.e. non-hedge accounting relationships.)
In addition, revise future filings to more clearly explain this carrying value adjustment.

Item 9A.  Controls and Procedures, page 107

9. We note you recorded a cumulative adjustment in the third quarter of fiscal year 2005 related to accounting errors. Please tell us which periods the errors affected and how you determined that a cumulative adjustment was appropriate.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3426 if you have questions regarding our comments.

Sincerely,



Angela Jackson
Senior Accountant

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John Stillo
Toyota Motor Credit Corporation
September 22, 2005
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